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                             December 22, 2020

       Phillip E. Ray
       Chairman and President
       Centennial Growth Equities, Inc.
       9221 East Baseline Road Suite 109-435
       Mesa, Arizona 85209

                                                        Re: Centennial Growth
Equities, Inc.
                                                            Registration
Statement on Form 10-12B
                                                            Filed December 3,
2020
                                                            File No. 001-39762

       Dear Mr. Ray:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B Filed December 3, 2020

       General

   1. We note that you filed your form on EDGAR as a Form 10-12B. It appears that you intend to register securities
under Section 12(g) of the Exchange Act. If so, then please withdraw your Form 10-12B and
file a new Form 10-12G pursuant to Section 12(g).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Phillip E. Ray
Centennial Growth Equities, Inc.
December 22, 2020
Page 2

       You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNamePhillip E. Ray
                                                          Division of
Corporation Finance
Comapany NameCentennial Growth Equities, Inc.
                                                          Office of
Manufacturing
December 22, 2020 Page 2
cc:       William B. Barnett
FirstName LastName